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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)

================================================================================
1. Name and Address of Reporting Person*

   Taunus Corporation
--------------------------------------------------------------------------------
   (Last) (First) (Middle)

   31 West 52nd Street
--------------------------------------------------------------------------------
   (Street)

   New York, NY  10019
--------------------------------------------------------------------------------
   (City) (State)  (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Strayer Education, Inc. (NASD: STRA)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


================================================================================
4. Statement for Month/Day/Year

   November 20, 2002
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

                          ---------------------------
================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [  ] Form filed by One Reporting Person
   [ X] Form filed by More than One Reporting Person

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
--------------------------------------------------------------------------------

1.  Title of        2. Transaction Date     2A. Deemed             3. Transaction Code
    Security           (Month/Day/Year)         Execution             (Instr. 8)
    (Instr. 3)                                  Date, if any
                                                (Month/Day/Year)
                                                                       -------------------
                                                                         Code     V
------------------------------------------------------------------------------------------
Common Stock         11/20/02 (1)                                         C
------------------------------------------------------------------------------------------
Common Stock         11/20/02 (1)                                         S
------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
      Table I (cont.) -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------

1. Title of         4. Securities Acquired (A)     5. Amount of         6. Ownership Form:    7. Nature of Indirect
   Security            or Disposed of (D)             Securities           Direct (D) or         Beneficial Ownership
   (Instr. 3)          (Instr. 3, 4 and 5)            Beneficially         Indirect (I)          (Instr. 4)
                                                      Owned Follow-        (Instr. 4)
                                                      ing Reported
                                                      Transaction(s)
                                                      (Instr. 3 and
                                                      4)
                    --------------------------
                               (A)
                                or
                    Amount     (D)       Price
---------------------------------------------------------------------------------------------------------------------
Common Stock        600,000     A           (1)                               (2)                   (2)
---------------------------------------------------------------------------------------------------------------------
Common Stock        600,000     D        $49.27        6,615 (3)              (3)                   (3)
=====================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(1) On November 14, 2002, DB Capital Investors, L.P. ("DBCI"), New Mountain Partners, L. P. ("New Mountain" and, together with DBCI, the "Selling Stockholders"), Strayer Education, Inc. ("Strayer") and Credit Suisse First Boston Corporation, Banc of America Securities LLC and Legg Mason Wood Walker, Incorporated, as representatives of the several underwriters, entered into an Underwriting Agreement (the "Underwriting Agreement") in connection with the Selling Stockholders' offering of up to 2,300,000 shares of common stock, par value $0.01 per share, of Strayer (the "Common Stock") (to be issued upon conversion of Series A Convertible Preferred Stock of Strayer (the "Series A Convertible Preferred Stock")) pursuant to a Registration Statement on Form S-3 (File No. 333-100407) declared effective by the Securities and Exchange Commission on the same date. On November 20, 2002, DBCI converted 600,000 shares of Series A Convertible Preferred Stock into an equal number of shares of Common Stock. On November 20, 2002, pursuant to the Underwriting Agreement, the underwriters named therein purchased 600,000 shares of Common Stock beneficially owned by DBCI (including full exercise of the underwriters' over-allotment option) at a price of $52.00 per share, less underwriting discounts and commissions of $2.73 per share, in connection with the public resale of the Common Stock.

(2) This Form 4 is being filed jointly by Taunus Corporation ("Taunus"), a corporation organized under the laws of the State of Delaware, DB Capital Partners, Inc. ("DBCP Inc."), a corporation organized under the laws of the State of Delaware, DB Capital Partners, L.P. ("DBCP L.P."), a limited partnership organized under the laws of the State of Delaware and DBCI, a limited partnership organized under the laws of the State of Delaware. DBCI is an indirect wholly-owned subsidiary of Taunus, and DBCP Inc. is the general partner of DBCP L.P., which in turn is the general partner of DBCI. Each of Taunus, DBCP Inc. and DBCP L.P. may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by DBCI. Taunus expressly disclaims beneficial ownership of, or pecuniary interest in, the 600,000 shares of Common Stock issued upon conversion of the same number of Series A Convertible Preferred Stock reported in Table I above.

(3) Deutsche Bank Securities Inc. ("DBSI") (formerly known as Deutsche Banc Alex. Brown Inc.) is the direct owner of the 6,615 shares of Common Stock reported in Table I above. Taunus may be deemed to be the beneficial owner of the 6,615 shares of Common Stock owned by DBSI, which is a wholly-owned subsidiary of Taunus. Taunus, DBCP Inc., DBCP L.P. and DBCI each expressly disclaim beneficial ownership of, or any pecuniary interest in, the 6,615 shares of Common Stock reported in Table I above.

================================================================================
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------

1. Title of     2. Conversion     3. Transaction         3A.  Deemed             4. Transaction   5. Number of
   Derivative      or Exercise       Date                     Execution             Code             Derivative
   Security        Price of          (Month/Day/Year)         Date, if any          (Instr. 8)       Securities
   (Instr. 3)      Derivative                                 (Month/Day/Year)                       Acquired (A)
                   Security                                                                          or Disposed
                                                                                                     of (D)
                                                                                                     (Instr. 3, 4
                                                                                                     and 5)
                                                                                 --------------   --------------------
                                                                                   Code     V       (A)      (D)
----------------------------------------------------------------------------------------------------------------------
Series A
Convertible
Preferred
Stock (4)        $26.00 (5)        11/20/02                                          C                        600,000
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Table II (cont.) -- Derivative Securities Acquired, Disposed of, or Beneficially
     Owned (e.g., puts, calls, warrants, options, convertible securities)
--------------------------------------------------------------------------------
1. Title of     6. Date Exercisable and   7. Title and Amount   8. Price of     9. Number of       10. Ownership     11. Nature of
   Derivative      Expiration Date           of Underlying         Derivative      Derivative          Form of           Indirect
   Security        (Month/Day/Year)          Securities            Security        Securities          Derivative        Beneficial
   (Instr. 3)                                (Instr. 3 and 4)      (Instr. 5)      Beneficially        Securities:       Ownership
                                                                                   Owned Fol-          Direct (D)        (Instr. 4)
                                                                                   lowing              or Indirect
                                                                                   Reported            (I)
                                                                                   Transaction(s)      (Instr. 4)
                                                                                   (Instr. 4)
                                                     Amount or
                   Date      Expiration              Number of
                Exercisable     Date       Title      Shares
-----------------------------------------------------------------------------------------------------------------------------------
Series A
Convertible
Preferred                                 Common
Stock (4)        Immediate                Stock      600,000                       813,640 (6)         (7)              (7)
===================================================================================================================================

(4) The Series A Convertible Preferred Stock is subject to certain restrictions as set forth in the Articles Supplementary of Strayer, a Shareholders Agreement, dated as of March 16, 2001, by and between DBCI and New Mountain and a Letter Agreement, dated November 14, 2002, by and between DBCI, New Mountain and Strayer.

(5) The conversion price of the Series A Convertible Preferred Stock is subject to certain antidilution adjustments.

(6) The number of shares of Common Stock underlying the Series A Convertible Preferred Stock increases as dividends accumulate on the Series A Convertible Preferred Stock (of which a portion of such dividends are payable in additional shares of Series A Convertible Preferred Stock).

(7) DBCI is the direct owner of all of the Series A Convertible Preferred Stock reported in Table II above. Each of Taunus, DBCP Inc. and DBCP L.P. may be deemed to be the beneficial owner of the shares of Series A Convertible Preferred Stock beneficially owned by DBCI. Taunus expressly disclaims beneficial ownership of, or pecuniary interest in, the Series A Convertible Preferred Stock reported in Table II above.

Joint Filer Information


Name:                         DB Capital Partners, Inc.
IRS Identification Number:    13-2725387
Designated Filer:             Taunus Corporation
Issuer and Trading Symbol:    Strayer Education, Inc. (NASD:  STRA)
Date of Event Requiring
  Statement:                  November 20, 2002

Name:                         DB Capital Partners, L.P.
IRS Identification Number:    52-2046858
Designated Filer:             Taunus Corporation
Issuer and Trading Symbol:    Strayer Education, Inc. (NASD:  STRA)
Date of Event Requiring
  Statement:                  November 20, 2002

Name:                         DB Capital Investors, L.P.
IRS Identification Number:    52-2046859
Designated Filer:             Taunus Corporation
Issuer and Trading Symbol:    Strayer Education, Inc. (NASD:  STRA)
Date of Event Requiring
  Statement:                  November 20, 2002

TAUNUS CORPORATION


 /s/ James T. Byrne, Jr.                      November 21, 2002
--------------------------------------     -------------------------------
** Signature of Reporting Person                  Date
Name:  James T. Byrne, Jr.
Title: Secretary




DB CAPITAL PARTNERS, INC.


 /s/ Charles Ayres                            November 21, 2002
--------------------------------------     -------------------------------
** Signature of Reporting Person                  Date
Name:  Charles Ayres
Title: Managing Director




DB CAPITAL PARTNERS, L.P.

  By:  DB CAPITAL PARTNERS, INC., its
       General Partner


 /s/ Charles Ayres                            November 21, 2002
--------------------------------------     -------------------------------
** Signature of Reporting Person                  Date
Name:  Charles Ayres
Title: Managing Director

DB CAPITAL INVESTORS, L.P.

  By:  DB CAPITAL PARTNERS, L.P., its
       General Partner

  By:  DB CAPITAL PARTNERS, INC., its
       General Partner


 /s/ Charles Ayres                            November 21, 2002
--------------------------------------     -------------------------------
** Signature of Reporting Person                  Date
Name:  Charles Ayres
Title: Managing Director



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).